SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

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                                  SCHEDULE 13G
                                 (Rule 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
          TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(b)
                              (Amendment No.____)*

                            DELTIC TIMBER CORPORATION
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                                (Name of Issuer)

                          COMMON STOCK, PAR VALUE $.01
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                         (Title of Class of Securities)

                                   247850 100
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                                 (CUSIP Number)

                                 AUGUST 31, 1998
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             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:
       [ ]     Rule 13d-1(b)
       [X]     Rule 13d-1(c)
       [ ]     Rule 13d-1(d)

______________
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

      The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




CUSIP No. 247850 100                 13G                     Page 2 of 5 Pages

 1.     NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
        C. H. Murphy, Jr.

 2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a)   [ ]
                                                                     (b)   [X]
 3.     SEC USE ONLY

 4.     CITIZENSHIP OR PLACE OF ORGANIZATION
        United States

           NUMBER OF       5.     SOLE VOTING POWER             141,505
             SHARES
          BENEFICIALLY     6.     SHARED VOTING POWER           899,708
           OWNED BY
             EACH          7.     SOLE DISPOSITIVE POWER        141,505
           REPORTING
            PERSON         8.     SHARED DISPOSITIVE POWER      899,708


 9.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        618,491

 10.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES              [X]
        CERTAIN SHARES*

 11.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
        4.83%

 12.    TYPE OF REPORTING PERSON*
        IN
                   *SEE INSTRUCTIONS BEFORE FILLING OUT!



Item 1(a). Name of Issuer:

     The name of the issuer is Deltic Timber Corporation (the "Company").

Item 1(b). Address of Issuer's Principal Executive Offices:

     Deltic Timber Corporation
     210 East Elm Street
     El Dorado, AR 71730

Item 2(a). Name of Person Filing:

     The name of the person filing this statement is C.H. Murphy, Jr., an individual (the "Filer").

Item 2(b). Address of Principal Business Office or, if None, Residence:

     The address of the principal business office of the Filer is Suite 400, 200 North Jefferson, El Dorado, AR 71730.

Item 2(c). Citizenship:

     The Filer is a United States citizen.

Item 2(d). Title of Class of Securities:

     This statement relates to the Company's Common Stock, par value $.01 per share (the "Shares").

Item 2(e). CUSIP Number:

     247850 100

Item 3. If this Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or
        (c), Check Whether the Person Filing is a:

     This statement is filed pursuant to Rule 13d-1(c).

Item 4. Ownership.

 (a) The Filer beneficially owns 618,491 Shares. These Shares were acquired as described in Items 3 and 4 of the Schedule 13D filed by the Filer dated January 10, 1997 and through open market purchases on August 26, 27, 28 and 31, 1998 by a frozen retained income trust ("FRIT") controlled by the Filer.

     The foregoing paragraph represents the shares with respect to which the Filer is the beneficial owner. Of such total, the Filer has sole voting and dispositive power over 140,638 shares, and shared voting and dispositive power for 477,853 shares (including 416,055 shares which are held by a limited partnership (the "Partnership") where the Filer is one of three "members" of a Limited Liability Company ("L.L.C.") which acts as the partnership's general partner). In addition to shares beneficially owned by the Filer, the Filer also has sole and/or shared voting and dispositive power over 422,722 shares, for which beneficial ownership is expressly disclaimed pursuant to Rule 13d-4 under the Securities Exchange Act of 1934. These non-beneficial shares are as follows: 867 shares held by a trust with the Filer being the sole Trustee, with sole voting and dispositive power; 194,695 shares held by various trusts where the Filer is a co-trustee and has shared voting and dispositive power; 212,287 shares held by non profit foundations where the Filer is a member of such foundations' Board of Directors; and 14,873 shares held by the Partnership that are not beneficially owned by the Filer.

 (b) The 618,491 Shares beneficially owned by the Filer represent approximately 4.83% of the outstanding Shares of the Company.

 (c) Number of shares as to which the Filer has:
     (i) Sole power to vote or to direct the vote: 141,505
     (ii) Shared power to vote or to direct the vote: 899,708
     (iii) Sole power to dispose or to direct the disposition of: 141,505
     (iv) Shared power to dispose or to direct the disposition of: 899,708

Item 5. Ownership of Five Percent or Less of a Class.

     Not applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

     Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

     Not applicable.

Item 8. Identification and Classification of Members of the Group.

     Not applicable.

Item 9.  Notice of Dissolution of Group.

     Not applicable.

Item 10. Certifications.

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.



                                   SIGNATURE

               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
                                                        11/12/98
                                          -----------------------------------
                                                         (Date)

                                                   /s/ C. H. Murphy, Jr.
                                           -----------------------------------
                                                       (Signature)

                                                     C. H. Murphy, Jr.
                                          -----------------------------------
                                                       (Name/Title)


Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).